WESTCOAST GOLF EXPERIENCES, INC.
#309 - 333 East 1st Street
North Vancouver, B.C.  V7L 4W9
(604) 988-1083
--------------------------------------------------------------------------------

                                                                October 20, 2005

Ms. Mary K. Fraser, Esq.
United States Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Form SB-2 Registration Statement
    Re: 2nd  Amendment filed September 7, 2005
    File No. 333-125956

Dear Ms. Fraser,

Per the telephone conversations between the Company's experts, yourself and your colleagues, we are filing the third amendment to our registration statement incorporating the updated financial statements through July 31, 2005.

Sincerely,


/s/ Roger Arnet
----------------------------
Roger Arnet
President & Director